SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)*

OceanFreight Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

Y64202 115
(CUSIP Number)

Antonis Kandylidis 80 Kifissias Avenue GR – 151 25 Amaroussion Athens, Greece 011-(30) 210 614 0283
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2010
(Date of Event which Requires Filing of This Statement)

If the filing  person has  previously filed a statement on Schedule 13G to report the  acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

__________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y64202 115

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Antonis Kandylidis

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

24,359,999 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

24,359,999 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

24,359,999 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

29.3%

14.	TYPE OF REPORTING PERSON

IN

(1) In June 2010, OceanFreight Inc. (the "Issuer") completed a 1-for-3 reverse stock split whereby every three shares of the Issuer's then-existing common stock were converted into one share of the Issuer's common stock.  The holdings reported in this Schedule 13D/A by the Reporting Persons reflect this reverse stock split.

CUSIP No.   Y64202 115

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Basset Holdings Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

17,333,333 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

17,333,333 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

17,333,333 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

20.8%

14.	TYPE OF REPORTING PERSON

CO

 (1)  In June 2010, the Issuer completed a 1-for-3 reverse stock split whereby every three shares of the Issuer's then-existing common stock were converted into one share of the Issuer's common stock.  The holdings reported in this Schedule 13D/A by the Reporting Persons reflect this reverse stock split.

CUSIP No.   Y64202 115

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Steel Wheel Investments Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

7,026,666 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

7,026,666 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

7,026,666 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

8.4%

14.	TYPE OF REPORTING PERSON

CO

(1) In June 2010, the Issuer completed a 1-for-3 reverse stock split whereby every three shares of the Issuer's then-existing common stock were converted into one share of the Issuer's common stock.  The holdings reported in this Schedule 13D/A by the Reporting Persons reflect this reverse stock split.

CUSIP No.   Y64202 115

The purpose of this Amendment No. 4 to Schedule 13D is to report the increases in the beneficial ownership of certain Reporting Persons as a result of the issuance of 6,000,000 restricted shares of common stock of OceanFreight Inc. to Steel Wheel Investments Limited.

Item 1.  Security and Issuer.

The name of the issuer is OceanFreight Inc., a Marshall Islands corporation (the "Issuer"). The address of the Issuer's principal executive offices is 80 Kifissias Avenue, GR - 151 25 Amaroussion, Athens, Greece. This Schedule 13D/A relates to shares of the Issuer's common stock, par value $0.01 per share (the "Shares").

Item 2.  Identity and Background.

(a-c)  This Schedule 13D is being filed by Basset Holdings Inc., a Marshall Islands corporation ("Basset"), Steel Wheel Investments Limited, a Marshall Island company ("Steel Wheel"), and Mr. Antonis Kandylidis ("Mr. Kandylidis" and together with Basset and Steel Wheel, collectively, the "Reporting Persons").

The principal business address of the Reporting Persons is:

c/o OceanFreight Inc.
80 Kifissias Avenue
GR – 151 25 Amaroussion
Athens, Greece

The principal business of both Basset and Steel Wheel is to serve as private investment vehicles. The principal occupation of Mr. Kandylidis is to serve as the Chief Executive Officer and a Director of the Issuer.

Basset and Steel Wheel are owned by Mr. Kandylidis.  Mr. Kandylidis is responsible for making investment decisions with respect to Basset and Steel Wheel and, as a result, Mr. Kandylidis may be deemed to control such entities. Accordingly, Mr. Kandylidis may be deemed to have a beneficial interest in the Shares held by Basset and Steel Wheel by virtue of his indirect control of Basset's and Steel Wheel's power to vote and/or dispose of the Shares. Mr. Kandylidis disclaims beneficial ownership of the Shares except to the extent of his respective pecuniary interest, if any, therein.

Mr. Ioannis Cleanthous is the sole director of both Basset and Steel Wheel.  Basset and Steel Wheel do not have any executive officers.  Mr. Cleanthous' principal business address is c/o Savvas D. Georghiades Law Office, Tribune House, 10, Skopa Street, CY-1075 Nicosia, P.O. Box 24736, Nicosia CY-1303.  Mr. Cleanthous is a citizen of Cyprus.

(d), (e)  None of the persons named in this Item 2, including the Reporting Persons, has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) The citizenship of each Reporting Person is as follows:

Basset: Marshall Islands corporation;

Steel Wheel: Marshall Islands corporation; and

Mr. Kandylidis: Citizen of Greece.

Item 3.  Source and Amount of Funds or Other Consideration.

The source of funds for the purchases of 17,333,333 Shares held in the account of Basset was $20.5 million, representing the working capital of Basset.

The 7,026,666 Shares held in the account of Steel Wheel were issued pursuant to the Issuer's equity incentive plans and as compensation for certain business development services.  No additional consideration was paid for these Shares.

Item 4.  Purpose of Transaction.

The Reporting Persons have acquired their Shares for investment purposes. The Reporting Persons evaluate their investment in the Shares on a continual basis.

The Reporting Persons have no plans or proposals as of the date of this filing which, other than as set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Mr. Kandylidis, one of the Reporting Persons and the Chief Executive Officer and a Director of the Issuer, may be deemed to control the management and policies of the Issuer.

The Reporting Persons reserve the right to be in contact with members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

The Reporting Persons also reserve the right to effect transactions that would change the number of Shares it may be deemed to beneficially own.  The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others.

Item 5.  Interest in Securities of the Issuer.

(a), (b)  According to American Stock Transfer & Trust Company, the Issuer's transfer agent, there were 83,266,655 Shares outstanding as of January 4, 2011.  Based on such information, the Reporting Persons report beneficial ownership of the following Shares:

Antonis Kandylidis may be deemed to be the beneficial owner of 24,359,999 Shares representing 29.3% of the Issuer's outstanding Shares.  Mr. Kandylidis has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 24,359,999 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 24,359,999 Shares.

Basset may be deemed to be the beneficial owner of 17,333,333 Shares representing 20.8% of the Issuer's outstanding Shares.  Basset has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 17,333,333 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 17,333,333 Shares.

Steel Wheel may be deemed to be the beneficial owner of 7,026,666 Shares representing 8.4% of the Issuer's outstanding Shares.  Steel Wheel has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 7,026,666 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 7,026,666 Shares.

(c)  No transactions in the Shares, other than as described below, were effected by the persons enumerated in Item 2 during the past 60 days.  Effective December 17, 2010, the Issuer issued 6,000,000 restricted Shares to Steel Wheel pursuant to its 2010 Equity Incentive Plan and certain other agreements under which Steel Wheel provides the Issuer with business development services.

(d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Persons.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Effective December 17, 2010, the Issuer issued 6,000,000 restricted Shares to Steel Wheel pursuant to its 2010 Equity Incentive Plan and certain other agreements under which Steel Wheel provides the Issuer with business development services.  No additional consideration was paid for these Shares.  The 2010 Equity Incentive Plan was filed with the U.S. Securities and Exchange Commission ("SEC") on March 9, 2010 as Exhibit 4.3 to the Issuer's annual report on Form 20-F for the year ended December 31, 2009.

Other than as described herein, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Company.

Item 7.  Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information  set forth in this statement is true, complete and correct.

January 13, 2011

/s/ Antonis Kandylidis*
Antonis Kandylidis

BASSET HOLDINGS INC.

BY: /s/ Ioannis Cleanthous
Name:   Ioannis Cleanthous
Title:     Sole Director

STEEL WHEEL INVESTMENTS LIMITED

BY: /s/ Ioannis Cleanthous
Name:   Ioannis Cleanthous
Title:     Sole Director

* The Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein.

Exhibit A

Joint Filing Agreement

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D/A with respect to the shares of common stock of OceanFreight Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D/A jointly on behalf of each such party.

January 13, 2011

/s/ Antonis Kandylidis
Antonis Kandylidis

BASSET HOLDINGS INC.

BY: /s/ Ioannis Cleanthous
Name:   Ioannis Cleanthous
Title:  Sole Director

STEEL WHEEL INVESTMENTS LIMITED

BY: /s/ Ioannis Cleanthous
Name:   Ioannis Cleanthous
Title:  Sole Director

SK 25754 0002 1161012 v3